Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX / PGH, NYSE

Pengrowth Energy Trust Announces Exercise of Over-allotment Options

(Calgary, November 12, 2002) – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has received notice from both the Canadian and U.S. syndicates of underwriters that the over-allotment options to purchase 1,500,000 trust units at a price of Cdn$14.00 per trust unit and 1,125,000 trust units at a price of US$8.93 per trust unit will be exercised, resulting in additional gross proceeds to Pengrowth of Cdn$21,000,000 and of US$10,046,250. It is anticipated that closing will occur on Thursday, November 14, 2002. The over-allotment options were granted in connection with the recent offering of 17,500,000 trust units (10,000,000 trust units in Canada and 7,500,000 trust units in the United States). After the exercise of the over-allotment options, Pengrowth will have issued 20,125,000 trust units pursuant to the equity offering for gross proceeds of approximately Cdn$281,750,000 (US$180,000,000).

RBC Capital Markets is the global coordinator of the offering and the lead manager and book-runner of the offering in Canada. Lehman Brothers and RBC Capital Markets are the joint lead managers and book-runners of the offering in the United States.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the trust units described herein, nor shall there be any sale of these trust units in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either RBC Capital Markets, 1100 Bankers Hall West, 888-3rd Street S.W., Calgary, Alberta T2P 5C5 or Lehman Brothers Inc., 745 Seventh Avenue, New York, New York 10019.

Pengrowth Corporation
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll-Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll-Free: 1-888-744-1111 Facsimile: (416) 362-8191